FIRST AMENDMENT TO CREDIT AGREEMENT

This First Amendment to Credit Agreement (this "Amendment") is made as of this 7th day of May, 2003 by and among Inland Retail Real Estate Trust, Inc., a corporation organized under the laws of the State of Maryland (the "REIT") and Inland Retail Real Estate Limited Partnership, an Illinois limited partnership (the "Operating Partnership") (the REIT and the Operating Partnership are individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), KeyBank, National Association, a national banking association, and the several banks, financial institutions and other entities from time to time parties to the Credit Agreement, as amended, (collectively, the "Lenders") and KeyBank, National Association, not individually, but as "Administrative Agent".

RECITALS

A.   The REIT, Operating Partnership, Administrative Agent, and the Lenders are parties to a Credit Agreement dated as of March 31, 2003 (the "Credit Agreement"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings described as such terms in the Credit Agreement.

B.   Pursuant to the terms of the Credit Agreement, the Lenders made available a credit facility in the amount of $100,000,000. Borrower has requested that Lenders increase the Aggregate Commitment from $100,000,000 to $200,000,000.

NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENTS

1.   The foregoing recitals to this Amendment are incorporated into and made a part of this Amendment.

2.   From and after the "Effective Date" (as hereinafter defined) the Commitment of each Lender shall be modified to be the amount set forth opposite its signature block on this Amendment and the Aggregate Commitment as of the Effective Date shall be $200,000,000.

3.   The "Effective Date" shall be the date on which: (i) this Amendment shall have been executed by the Borrowers, Administrative Agent, and the Lenders; (ii) the Amended and Restated Subordination Agreement attached hereto as Exhibit A shall have been executed by the Advisor and delivered to the Administrative Agent; (iii) all fees then due to the Administrative Agent under the fee letter described in Section 7, below, shall have been paid; and (iv) an opinion of Borrowers' counsel as to this Amendment in substantially the same form as was delivered with respect to the Credit Agreement shall have been delivered to the Administrative Agent, together with supporting resolutions of the Borrowers.

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4.	The Unused Fee attributable to the $100,000,000 increase in the Aggregate Commitment effectuated by this Amendment shall begin to accrue as of May 7, 2003.

5.	The definition of "Construction in Progress" in Article I of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"Construction in Progress" means, as of any date, the book value of any Projects then under development, provided that a Project shall no longer be included in Construction in Progress and shall be deemed to be a Stabilized Retail Project upon the earlier of (i) the expiration of the second full fiscal quarter after substantial completion (the earlier of receipt of a temporary certificate of occupancy or a final certificate of occupancy) of such Project and (ii) the last day of the fiscal quarter in which the Adjusted Annual EBITDA attributable to such Project divided by the Capitalization Rate of the Project exceeds the book value of such Project.

6.	Section 2.3 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

Applicable Margin. The Applicable Margin will vary from time to time based on the Value of the Unencumbered Pool and the Leverage Ratio. The Applicable Margins during each calendar month shall be determined on or before the fifteenth day of each month, based on information as of the end of the preceding month except that the Leverage Ratio will be determined only quarterly by the fifteenth day of the first month of the quarter, based on information as of the last day of the preceding quarter. Borrower shall provide all necessary information to the Administrative Agent in order for it to make such determination and if such information is not provided in a timely fashion then the highest Applicable Margins in the grids below shall be applicable until such information is provided. So long as the Value of the Unencumbered Pool is greater than $200,000,000 and the Leverage Ratio is equal to or less than 55%, the ABR Applicable Margin shall be 0 basis points and the LIBOR Applicable Margin shall be determined in accordance with the following grid:

Value of Unencumbered Pool	LIBOR Applicable Margin
>$400,000,000	150 basis points
<=$400,000,000 but >$300,000,000	200 basis points
<=$300,000,000 but >$200,000,000	225 basis points

If, as of any date of determination, the Value of the Unencumbered Pool is less than $200,000,000 or the Leverage Ratio exceeds 55%, the Applicable Margins will be based upon the Leverage Ratio, as provided in the following grid:

Leverage Ratio	LIBOR Applicable Margin	ABR Applicable Margin
<50%	250 basis points	25 basis points
>=50% but <=55%	275 basis points	50 basis points
>55% but <=60%	300 basis points	75 basis points

7.   Section 2.6 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

Other Fees. The Borrowers agree to pay all fees payable to the Administrative Agent pursuant to the Borrowers' letter agreement with the Administrative Agent of May 7, 2003.

8.   The Borrowers hereby represent and warrant that:

(a)   no Default or Unmatured Default exists under the Loan Documents;

(b)   the representations and warranties contained in Article V of the Credit Agreement are true and correct;

(c)   the Loan Documents are in full force and effect and the Borrowers have no defenses or offsets to, or claims or counterclaims relating to, their obligations under the Loan Documents;

(d)   no changes have been made to the organizational documents of the Borrowers since the date of the Credit Agreement unless such changes have been previously provided to Administrative Agent;

(e)   there has been no material adverse change in the financial condition of the Borrowers since the date of the Credit Agreement; and

(f)   The Borrowers have full power and authority to execute this Amendment.

9.   Except as specifically modified hereby, the Credit Agreement is and remains unmodified and in full force and effect and is hereby ratified and confirmed. All references in the Loan Documents to the "Credit Agreement" henceforth shall be deemed to refer to the Credit Agreement as amended by this Amendment.

10.   This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Amendment by signing any such counterpart. This Amendment shall be construed in accordance with the internal laws (and not the law of conflicts) of the State of Illinois, but giving effect to federal laws applicable to national banks.

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IN WITNESS WHEREOF, the Borrowers, the Lenders and the Administrative Agent have executed this Amendment as of the date first above written.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: /s/ Barry L. Lazarus
Print Name: Barry L. Lazarus
Title: President

2901 Butterfield Road
Oak Brook, Illinois 60523
Phone: 630-218-8000
Facsimile: 630-218-4935
Attention: G. Joseph Cosenza

with a copy to:

Barry L. Lazarus
200 Waymont Court
Suite 126
Lake Mary, Florida 32746
Phone: 407-688-6540
Facsimile: 407-688-6543

INLAND RETAIL REAL ESTATE
LIMITED PARTNERSHIP

By: Inland Retail Real Estate Trust, Inc., its
general partner

By: /s/ Barry L. Lazarus
Print Name: Barry L. Lazarus
Title: President

2901 Butterfield Road
Oak Brook, Illinois 60523
Phone: 630-218-8000
Facsimile: 630-218-4935
Attention: G. Joseph Cosenza

with a copy to:

Barry L. Lazarus
200 Waymont Court
Suite 126
Lake Mary, Florida 32746
Phone: 407-688-6540
Facsimile: 407-688-6543

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COMMITMENTS: KEYBANK NATIONAL ASSOCIATION,
$200,000,000   Individually and as Administrative Agent

                                      By: _____
                                      Print Name: _____
                                      Title: _____

                                      227 West Monroe Street
                                      18th Floor
                                      Chicago, Illinois 60606
                                      Phone: 312-730-2737
                                      Facsimile: 312-730-2755
                                      Attention: James Blessing
                                              KeyBank Real Estate Capital

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EXHIBIT A

AMENDED AND RESTATED SUBORDINATION AGREEMENT

AMENDED AND RESTATED

SUBORDINATION AGREEMENT

The undersigned (the "Undersigned") acknowledges that Inland Real Estate Trust, Inc. and Inland Retail Real Estate Limited Partnership ("Borrowers") have entered into a Credit Agreement dated as of March 31, 2003 with KeyBank National Association as Agent ("Agent"), and the Lenders described therein, as amended by a First Amendment to Credit Agreement dated of even date herewith, and as the same may be further amended and modified (the "Credit Agreement"), pursuant to which the Lenders have agreed to make loans in an aggregate amount of $200,000,000 to Borrowers. The Undersigned has agreed to perform or supply certain services pursuant to that certain Advisory Agreement dated February 11, 1999 among Borrower and the undersigned (as amended, the "Contract"). The undersigned does hereby acknowledge and agree that the rights of the Undersigned under the Contract to receive payments shall be restricted as provided in Section 6.28 of the Credit Agreement, a copy of which is attached hereto as Exhibit 1. Any payment received by the Undersigned which is not permitted under Section 6.28 of the Credit Agreement shall be held in trust by the Undersigned for the benefit of the Lenders and upon demand from Agent shall be paid to Agent to be applied to the obligations of the Borrowers under the Credit Agreement.

This Amended and Restated Subordination Agreement amends and restates in its entirety that certain Subordination Agreement given by the undersigned dated as of March 31, 2003. This Amended and Restated Subordination Agreement is given by the Undersigned for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Undersigned, and is intended to induce Lenders to make the Loans to Borrowers under the Credit Agreement.

EXECUTED as of May 7, 2003.

INLAND RETAIL REAL ESTATE ADVISORY SERVICES, INC.

By:_____
Name:_____
Title:_____

A-1

EXHIBIT 1

6.28   <u>Subordination of Advisor Fees</u>. Any fees payable to the Advisor (including REIT level expenses) above an amount equal to 4.5% of Net Operating Income will be payable no more frequently than quarterly, and shall not be paid unless the Borrowers are in compliance with all of their covenants contained herein at the time of such payment.